UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities and Exchange Act of 1934 or Suspension of Duty to File Reports Under

Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-19732

CORVAS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

3030 Science Park Road, San Diego, CA 92121

(858) 455-9800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 Par Value

(Title of each class of securities cover by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒ Rule 12g-4(a)(1)(ii) ☐ Rule 12g-4(a)(2)(i) ☐ Rule 12g-4(a)(2)(ii) ☐ Rule 12h-3(b)(1)(i) ☐	Rule 12h-3(b)(1)(ii) ☐ Rule 12h-3(b)(2)(i) ☐ Rule 12h-3(b)(2)(ii) ☐ Rule 12h-3(b)(2)(ii) ☐ Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Dendreon San Diego LLC, which is the successor by merger to Corvas International, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 30, 2003	By:	/S/ MITCHELL H. GOLD

Mitchell H. Gold, M.D. Chief Executive Officer